

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Mr. Peter Maag, Ph.D.
President and Chief Executive Officer
CareDx, Inc.
3260 Bayshore Boulevard
Brisbane, California 94005

> **Re:** **CareDx, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 7, 2014**
> **File No. 333-196494**

Dear Mr. Maag:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note that the maximum offering amount was calculated using the midpoint of the offering price range. Please revise the calculation based upon the maximum offering price on the prospectus cover page of $17.

Principal Stockholders, page 141

2.   We note that the amount of common stock outstanding before the offering does not include the conversion of the promissory note. However, this amount is included in the amount outstanding after the offering. Please revise or advise as to why this amount is not included in the amount of common stock outstanding before the offering.

<u>Exhibits</u>

3.   Please file the executed and complete legal opinion required by Item 601(b)(5) of Regulation S-K as an exhibit to your registration statement.

4.   We note that Exhibit 1.1 is missing exhibits, schedules and/or attachments. Please file the exhibit in its entirety.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: <u>Via E-mail</u>
        Michael J. Danaher, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.